November 30, 2020

DeCarlo S. McLaren, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Simplify Exchange Traded Funds (the “Trust” or the “Registrant”) File Nos. 811-23570, 333-238475

Dear Mr. McLaren:

On September 14, 2020, Simplify Exchange Traded Funds (the “Trust” or the “Registrant”), on behalf of its series, Simplify Volt RoboCar Disruption and Tech ETF (f/k/a Simplify Volt RoboCar Disruption ETF), Simplify Volt Pop Culture Disruption ETF, Simplify Volt Fintech Disruption ETF, and Simplify Volt Cloud and Cybersecurity Disruption ETF (each a “Fund”, and collectively, the “Funds”) filed post-effective amendment no. 2 to the Trust’s registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to add four new series to the Trust. On November 4, 2020, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment.

General Comments

Comment 1. The Staff notes that each Fund’s name implies investments in a specific industry (e.g. Fintech, Pop Culture, RoboCar, or Cloud and Cybersecurity). Please revise each Fund’s investment strategy to include a policy that each Fund will invest at least 80% of its net assets plus any borrowings for investment purposes in companies that are tied to either Fintech, Pop Culture, RoboCar, or Cloud and Cybersecurity, respectively. Please revise each Fund’s current investment policy to specify the criteria used to determine whether a particular company’s economic fortune is significantly tied to each Fund’s investment theme.

Response. The Registrant has provided below the 80% investment policies for each of the Funds except for the Simplify Volt Pop Culture Disruption ETF. The Registrant does not believe that an 80% policy is required for the Simplify Volt Pop Culture Disruption ETF because the Fund’s name is not materially deceptive or misleading within the meaning of Section 35(d) of the Investment Company Act of 1940, as amended and paragraph (a) of Rule 35d-1 thereunder. Rather the Fund’s name is designed to be easily remembered and invoke favorable imagery. Further, the Simplify Volt Pop Culture Disruption ETF’s name does not suggest that the Fund would invest primarily in a single industry or group of related industries. Despite not being subject to the “names rule,” the Simplify Volt Pop Culture Disruption ETF will invest a substantial portion of its assets in securities that reflect the theme of Pop Culture. As noted in response to Comment 12, the Registrant has revised its disclosure to provide additional information regarding the types of companies that fall under the theme of Pop Culture.

November 30, 2020

Simplify Volt Fintech Disruption ETF: Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in domestic and foreign securities of companies and exchange traded funds (“ETFs”) that are engaged in the Fund’s investment theme of financial technology (“Fintech”) disruption. A company is deemed to be engaged in the Fund’s theme if (i) it derives a significant portion of its revenue or market value from the theme of Fintech disruption or (ii) it has stated its primary business to be in products and services focused on the theme of Fintech disruption. The sub-adviser defines financial technology disruptive innovation as technologies that seek to increase the efficiency of providing and delivering financial services.

Simplify Volt RoboCar Disruption and Tech ETF: Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in domestic and foreign securities of companies and exchange traded funds (“ETFs”) that are engaged in the Fund’s investment theme of robocar disruption and technology. A company is deemed to be engaged in the Fund’s theme if (i) it derives a significant portion of its revenue or market value from the theme of robocar disruption and technology or (ii) it has stated its primary business to be in products and services focused on the theme of robocar disruption and technology. The sub-adviser defines “robocar disruption” as technologies that make use of and are expected to benefit from increased use of robotics, machines, electric vehicles and clean energy.

Simplify Volt Cloud and Cybersecurity Disruption ETF: Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in domestic and foreign securities of companies and exchange traded funds (“ETFs”) that are engaged in the Fund’s investment theme of cloud and cybersecurity disruption. A company is deemed to be engaged in the Fund’s theme if (i) it derives a significant portion of its revenue or market value from the theme of cloud or cybersecurity disruption or (ii) it has stated its primary business to be in products and services focused on the theme of cloud or cybersecurity disruption. The sub-adviser defines “cloud or cybersecurity disruption” as technologies that make use of and are expected to benefit from increased adoption of cybersecurity and cloud computing technologies.

Comment 2. Please include a completed fee table and expense example for each Fund.

Response. The Registrant has included each fee table and expense example below:

November 30, 2020

Simplify Volt Fintech Disruption ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Interest Expense	0.00%
Acquired Fund Fees and Expenses(1)	0.08%
Total Annual Fund Operating Expenses	1.03%

(1)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$105	$328

November 30, 2020

Simplify Volt Pop Culture Disruption ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Interest Expense	0.00%
Acquired Fund Fees and Expenses(1)	0.08%
Total Annual Fund Operating Expenses	1.03%

(1)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$105	$328

Simplify Volt RoboCar Disruption and Tech ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Interest Expense	0.00%
Acquired Fund Fees and Expenses(1)	0.14%
Total Annual Fund Operating Expenses	1.09%

(1)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

November 30, 2020

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$111	$347

Simplify Volt Cloud and Cybersecurity Disruption ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Interest Expense	0.00%
Acquired Fund Fees and Expenses(1)	0.07%
Total Annual Fund Operating Expenses	1.02%

(1)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

November 30, 2020

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$104	$325

Comment 3. Please confirm that the Funds’ fee waiver will be in effect for at least one year from the effective date of the registration statement.

Response. The Registrant notes that the adviser declined to enter into a fee waiver agreement for any of the Funds and the Registrant has revised the prospectus to reflect this change.

Comment 4. Please disclose that the recoupment of the fee waiver may only be recouped within three years from the date when the amount is waived or reimbursed.

Response. The Registrant notes that the adviser declined to enter into a fee waiver agreement for any of the Funds and has revised the prospectus to reflect this change.

Comment 5. The Registrant notes that each Fund will invest 25% of its net assets in either Square Inc., Spotify Technology S.A., Tesla, Inc., Crowdstrike Holdings, Inc., or Snowflake, Inc., respectively. Please explain what Square, Inc., Spotify Technology S.A., Tesla, Inc., Crowdstrike Holdings, Inc., or Snowflake, Inc. are and how each respective company is disruptive.

Response. The Registrant has provided a brief explanation of each company listed above and why it believes that each company is disruptive (please see below).

Square, Inc. (“Square”) is an American financial services, merchant services aggregator, and mobile payment company based in San Francisco, California. The Registrant believes that Square is disruptive because Square’s integrated payments approach allows people to easily send money to each other and rate companies after a purchase. Square and other fintech innovations are changing the way small businesses interact with customers as well as how consumers send money to each other.

Spotify Technology S.A. (“Spotify”) is a digital music, podcast, and video streaming service that gives consumers access to millions of songs and other content from artists all over the world. The Registrant believes that Spotify is disruptive because it gives influencers like Kim Kardashian or Joe Rogan a platform to speak to their audiences. The Registrant believes that Spotify’s subscription model allows Spotify to secure these influencers, while existing podcasting platforms may be less willing to let controversial influencers to speak their mind since they are based on the advertising model.

November 30, 2020

Tesla, Inc. (“Tesla”) is an American electric vehicle and clean energy company based in Palo Alto, California. The Registrant believes that Tesla’s self-driving technology is disruptive because it will fundamentally change how people interact with transportation and mobility.

CrowdStrike Holdings, Inc. (“Crowdstrike”) is an American cybersecurity technology company based in Sunnyvale, California. Crowdstrike provides endpoint security, threat intelligence, and cyberattack response to consumers. The Registrant believes that Crowdstrike is disruptive because it proactively searches for cybersecurity threats and provides 24/7 real time cybersecurity protection.

Snowflake, Inc. (“Snowflake”) is a cloud-based data-warehousing company that was founded in 2012 and is located in San Mateo, California. The Registrant believes that Snowflake is disruptive because it provides companies a seamless way to manage and analyze data.

Comment 6. The Staff notes that each Fund may invest in U.S. and foreign equity securities by purchasing ETFs. Since each Fund invests in underlying ETFs, please confirm that the underlying ETF will have an 80% policy to invest to invest at least 80% of its net assets plus any borrowing for investment purposes in each Fund’s investment theme. Please also note that the Fund should include disclosure that it will consider investments in the underlying ETFs when determining compliance with its names policy.

Response. The Registrant notes that the underlying ETFs that the Funds intend to invest in have not adopted a policy to invest at least 80% of their assets in each Fund’s investment theme. However, the Registrant confirms that it will only count companies included in the underlying ETFs towards a Fund’s 80% investment policy if the individual company (i) derives a significant portion of its revenue or market value from the Fund’s theme or (ii) it has stated its primary business to be in products and services focused on the Fund’s theme. The Registrant further notes that the Funds intend to invest primarily in ETFs that have a technology focus by investing in the largest NASDAQ companies.

Comment 7. Please provide a list of securities that each Fund will hold or at least each Fund’s top ten holdings.

Response. The Registrant will supplementally provide a copy of each Fund’s proposed portfolio holdings.

Comment 8. Please explain in more detail how each Fund selects securities, what are the sub-adviser’s multiple sources, and how each Fund defines and qualifies disruption.

November 30, 2020

Response. The Registrant has added the following disclosure regarding how it selects securities and qualifies disruption:

In selecting companies that the sub-adviser believes are relevant to a particular investment theme, the sub-adviser seeks to identify, using its own internal research and analysis, companies capitalizing on disruptive innovation or that are enabling the further development of a theme in the markets in which they operate. The sub-adviser’s internal research and analysis leverages insights from diverse sources, including internal and external research, to develop and refine its investment themes and identify and take advantage of trends that have ramifications for individual companies or entire industries.

The sub-adviser defines disruption as a newer, more efficient technology or solution to a problem that could fundamentally change an industry in the next decade.

Principal Investment Risks

Comment 9. The Staff notes that the principal risks appear in alphabetical order. Please re-order the risks to prioritize the risks that are most likely to adversely affect the Funds’ net asset values and total return. Please note that after listing the most significant risk, the remaining risks may be alphabetized.

Response. The Registrant notes that, except for the Simplify Volt Pop Culture Disruption ETF, each Fund has adopted a policy to invest at least 80% of its net assets in its investment theme. Accordingly, the Registrant has reordered each Fund’s risk disclosures such that the risks related to its investment theme appear first.

Comment 10. Regarding the Disruptive Innovation Risk disclosure, the Staff notes that each Fund may invest in companies that do not currently derive any revenue from disruptive innovations or technologies. Please explain how each Fund’s name is not misleading when a Fund may invest in companies for which disruption innovation or technology only constitutes a small portion of a company’s overall business and may not derive any revenue from the disruptive innovation technology.

Response. The Registrant notes that the referenced disclosure applies to companies that are excluded from each Fund’s 80% investment policy.

Simplify Volt Fintech Disruption ETF

Comment 11. Please clarify the disclosure with respect to the Fund’s investments being in Fintech companies that are disruptive to traditional financial services as opposed to being aimed at disrupting Fintech.

November 30, 2020

Response. The Registrant has revised any references to the Fund’s investments to reflect that the Fund invests in Fintech companies that are disruptive rather than companies aimed at disrupting Fintech.

Simplify Volt Pop Culture Disruption ETF

Comment 12. Please explain in more detail what is Pop Culture Disruption Innovation.

Response. The Registrant has added the following disclosure:

Pop culture disruption companies are companies that the sub-adviser believes are expected to focus on and benefit from the development of new products or services, technological improvements and innovative approaches related to, among other things, disruptive innovation in social media (“Social Media Companies”), streaming media (“Streaming Media Companies”), or Internet of Things (“Internet of Things Companies”). These types of companies are described below:

•	Social Media Companies
o	Companies that use website and/or applications to allow people to share media quickly, efficiently and in real time.
•	Streaming Media Companies
o	Companies that deliver media such as video or audio through a streaming medium. These companies rely on consumers having a stable and fast enough internet connection to consume digital products continuously.
•	Internet of Things Companies
o	Companies that deliver media through platforms that do not include the traditional platforms of television, phone or computer.

Simplify Volt RoboCar Disruption and Tech ETF

Comment 13. Please explain how clean energy is a part of the RoboCar industry and more specifically define clean energy investment for this Fund and how clean energy connects to this Fund beyond electric cars.

Response. The Registrant has replaced the referenced disclosure with the following explanation of how electric energy companies are tied to the Fund’s investment theme:

Robocar companies are companies that the sub-adviser believes are expected to focus on and benefit from the development of new products or services, technological improvements and advancements in scientific research related to, among other things, disruptive innovation in autonomous transportation (“Autonomous Driving Companies”), electric energy (“Electric Energy Companies”), or artificial intelligence (“Artificial Intelligence Companies”). These types of companies are described below:

November 30, 2020

•	Autonomous Driving Companies. Companies that the sub-adviser believes are focused on transportation through an emphasis on mobility as a service.
•	Electric Energy Companies. Companies that the sub-adviser believes seek to capitalize on innovations or evolutions in: (i) ways that energy is stored or used, especially electric battery storage technologies and/or (ii) the production or development of new materials for use in commercial applications of energy production, use or storage, such as solar energy.
•	Artificial Intelligence Companies. Companies that leverage data collection and artificial intelligence methods to extract data, insights or products through artificial intelligence.

If you have any questions or additional comments, please call the undersigned at (614) 469-3294 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/ Brian Doyle-Wenger

Brian Doyle-Wenger

cc:	JoAnn M. Strasser, Thompson Hine LLP

Andrea Ottomanelli Magovern, Assistant Director

Sumeera Younis, Branch Chief